

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 13, 2008

Richard A. Meier
Advanced Medical Optics, Inc.
Chief Operating Officer
1700 E. St. Andrew Place
Santa Ana, CA 92705

      RE: **Advanced Medical Optics, Inc.**
              Form 10-K for the fiscal year ended December 31, 2006
              Filed March 1, 2007
              File No. 001-31257

Dear Mr. Meier:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Brian Cascio
              Accounting Branch Chief